Exhibit 99.1

Contact for Media:    Vincent Power
Sears Canada Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Reports Second Quarter Results

TORONTO - September 2, 2015 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) today announced operational and business initiative highlights and financial results for the second quarter of Fiscal 2015.

Second Quarter 2015 Operational Highlights

•	Same store sales trend in core retail store network[1] turned positive in the month of June

•	Adjusted for the impact of the Canadian dollar, gross margin and Adjusted EBITDA markedly improved as compared to the prior year

•	Reached agreements to open over 200 vendor-branded shop-in-shops with 12 key vendor-partners

•	Launched cost initiatives to generate annualized benefits of $100 - $125 million as compared to full year 2014 operating cost levels

•	Reached agreements to monetize approximately $28 million of non-core, non-mall real estate assets[2]

•	Attracted additional executive talent in marketing and merchandise financial planning

Second Quarter 2015 Financial Highlights

•	Revenue. Revenue was $768.8 million, a decline of 9.1% compared to the prior year quarter.

•
Same Store Sales. Same store sales across all channels decreased 3.9% for the quarter.  The percentage decline in same store sales was smaller than the percentage decline in revenue primarily due to (1) store exits since last year, (2) declines in the Company’s print catalogue business, and (3) declines in logistics services sold to third parties. These three factors combined explained $38.9 million, or 50%, of the decline in total revenue of $77 million.

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1The core retail store network consists of Sears Canada’s 95 full-line stores and 45 Sears Canada Home stores, and excludes the Outlet and Hometown stores.
2The $28 million of real estate monetization consists of the sale of a warehouse for $18 million and the sale and leaseback of a non-mall based store property (which we will continue to operate post-sale), for an additional $10 million. Both transactions are subject to certain closing conditions.

•
Core Retail Same Store Sales. Same store sales for the Company's core retail store network, which consists of Sears Canada’s 95 full-line stores and 45 Sears Canada Home stores, and excludes the Outlet and Hometown stores, were negative 1% for the full quarter, but turned positive during the quarter in the month of June.  This trend has accelerated into August, as shown in the table below.[3]

	MAY	JUNE	JULY	AUGUST[4]	Second Quarter
Core	(11.1)%	4.0%	4.1%	4.5%	(1.0)%
Other	(13.8)%	(12.2)%	(12.4)%	(6.1)%	(12.8)%
Total	(11.7)%	0.0%	(0.1)%	2.0%	(3.9)%

•
Gross margin. Reported gross margin rate was 32.8% in the second quarter, as compared to 33.3% for the same quarter last year. Excluding the negative impact of the weakening Canadian dollar, the gross margin rate would have improved by 240 bps to 35.7% as compared to 33.3% in the prior year quarter. The Company has an active program in place to respond to the current effects of the weaker Canadian dollar. The Company is also setting up hedging programs and operating processes, as appropriate, to risk-manage the impact of future volatility in the exchange rate. These programs should help recover a reasonable portion of the current negative impact and mitigate similar risks in the future, and they will flow through the financial results during the balance of 2015 and into 2016.

•
Adjusted EBITDA. Adjusted EBITDA was a loss of $27.1 million compared to a loss of $16.1 million for the same quarter last year.  Adjusted EBITDA was negatively impacted by $24.5 million due to the weakening Canadian dollar compared to the U.S. dollar. Excluding this impact, Adjusted EBITDA would have been a loss of $2.6 million for the quarter this year compared to a loss of $16.1 million for the quarter last year. The program discussed above to counter the negative impact of the Canadian dollar will begin to benefit Adjusted EBITDA during the balance of 2015 and into 2016.

•
Net earnings. Net earnings for the quarter this year were $13.5 million or 13 cents per share compared to a net loss of $21.3 million or 21 cents per share for the quarter last year. Included in the net earnings for the quarter this year was a pre-tax gain of $67.2 million on a transaction involving the sale and leaseback of three properties in British Columbia and Alberta for which the Company received net proceeds of $130.0 million. Included in the net loss for the quarter last year were pre-tax transformation expenses of $7.9 million. Also included in the net loss for the quarter last year were pre-tax impairment charges of $18.3 million as well as pre-tax gains of $20.5 million related to the sale of the Company’s interest in certain joint arrangements and $11.4 million related to the settlement of certain retirement benefits.

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3The Company does not intend to disclose monthly same store sales on a recurring basis.
4“Other” and “Total” for August include preliminary estimate for Corbeil subsidiary.

•	Cash Position. Sears Canada ended the quarter with $209 million in cash, excluding the $28 million in real estate transactions, and no cash borrowings on the company’s $300 million credit facility.[5]

Adjusted EBITDA is a non-IFRS measure. Please see the table titled “Reconciliation of Net Earnings (Loss) to Adjusted EBITDA”, attached.

Business Initiative Highlights

The second quarter of 2015 was a turning point for Sears Canada. The Company began to show positive same store sales trends during the period, and this trend has continued into August. Excluding impacts from foreign currency, Sears Canada delivered improvements in gross margin and Adjusted EBITDA relative to Q2 2014. The Company also announced significant new strategic alliances for its shop-in-shop programs, demonstrating the commitment of its vendor-partners to restore Sears Canada to a position of prominence.

Additionally, Sears Canada announced today a number of initiatives aimed at returning the business to profitability and building on the strength of its balance sheet. “In all, I am very pleased with the positive momentum we are now seeing in the business and I am confident that Sears Canada is back on the right track, focused on creating value for our shareholders, instilling a sense of pride in our employees, and providing Canadians with an outstanding retail experience,” said Brandon G. Stranzl, Executive Chairman.

As indicated by these announcements, Sears Canada is currently focused on three key Business Initiatives to continue to drive our business forward:

1.
Increase Revenue. The Company seeks to grow revenue by making its stores a destination for Canadian shoppers to outfit their lives with brands they love.  We expect to partner with key vendors to carry the products Canadians want, and to form vendor-branded shop-in-shop concepts.  Our nationwide store network and sears.ca form a retail distribution network that is among the hardest to replicate in Canada. There are few retail networks of similar size and scope that product suppliers can access to reach as many Canadians.  We believe that as some retailers push higher into affordable luxury and other push lower into the discount space, there is a large underserved market in Canada.  The recent exit of numerous retailers from Canada serves to further widen this large market gap.  We believe that our store network and website put Sears Canada in a strong position to partner with vendors to deliver the branded products that will fill this market gap, and that these partnerships will drive increased traffic and revenue.

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5As of the end of the second quarter, the Company had $61 million of standby letters of credit outstanding against the credit facility.

Over the last 60 days, we have worked with 12 key suppliers to reach commitments to open over 200 vendor-branded shop-in-shops in our stores. Most of these shop-in-shops will open by November of this year, in time for the upcoming Holiday season. Each brand will assist with some or all of the assortment planning, replenishment, and pricing, and will invest in fixtures, marketing, and other efforts that will refresh and improve the shopping experience in our stores. The 12 vendors that have committed as of today to grow our shop-in-shop program are listed below. We want to thank each of these brands for their confidence to grow their business in our stores:

Benisti Inc Point by Point Zero
CDI Furniture
Cherokee
Clarks
Dockers
Haggar
Levi’s
Naturalizer
Nygard Slims
Palliser
U.S. Polo Assn.
Van Heusen

We launched our shop-in-shop program with a “store opening” event for the Nygard Slims shop at the Polo Park Sears Canada store in Winnipeg6. We look forward to hosting some additional “shop opening” events in stores as we reach opening dates. We are focused on continuing to grow our shop-in-shop program, and expect to attract additional brands as we gain momentum.

We are also continuing to enhance our product assortment with meaningful brands. On September 1, 2015, we announced the debut of a new line of home décor and accessories from world-renowned designer, Debbie Travis. This collection will include outdoor furniture, bed and bath, home décor and accents. We look forward to fully launching this new brand in Spring 2016, at the same time we launch Cherokee family apparel and Liz Lange sportswear and maternity, launches which we announced earlier this year. Also announced previously, the new men’s No. 99 Wayne Gretzky collection is debuting this month in stores across Canada, 22 of which will be in shop-in-shops, and on sears.ca.

2.
Operate Profitably. The goal of our retail business is to operate a profitable store network and ecommerce site where Canadians outfit their lives with the brands they love.  Over many years, the Company has accumulated an expense structure that is unsustainable. Although we have had significant cost reductions in the past two years, we still have an inefficient cost structure.

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6See http://sears.investorroom.com/2015-08-13-Sears-Canada-and-Nygard-Partnerships-Enter-Into-Strategic-Alliance-to-Install-Nygard-Slims-Shops-Across-Canada

To that end, today we are implementing a cost reduction program that will reduce recurring operating expenses by $100 million to $125 million on an annualized basis versus 2014 levels.  We expect to implement most of these cost-reduction initiatives in the third quarter of 2015.  The estimated one-time costs of implementation are approximately $15 million to $20 million.

3.
Maintain a Strong Balance Sheet. We are committed to maintaining a strong balance sheet with surplus liquidity to demonstrate that we are in position to compete and win the business of Canadian shoppers. We have numerous opportunities to keep our balance sheet strong by monetizing non-core real-estate. The $130 million sale and leaseback transaction that closed during the quarter involving three properties in western Canada is a good example of strengthening our balance sheet without modifying our store network.

As discussed above, today we are also announcing that we have reached agreements to monetize an additional $28 million of non-core, non-mall real estate. The proceeds from the $130 million transaction are on the balance sheet as of the end of the quarter, and the $28 million of announced transactions are expected to close in the fourth quarter of Fiscal 2015.

We will continue to study all options for our valuable logistics and other real estate assets, and believe there are additional potential transactions that would enhance the balance sheet even further. At the current time, we do not have any plans to sell or exit any of our full-line stores. Our store network has enormous value as a retail distribution network to reach Canadian consumers. We review our footprint regularly, and if we can provide our customers with a vibrant retail franchise that operates more profitably within smaller individual store sizes, or requires less overall square footage, we may look to explore joint ventures or other structures to unlock our substantial real estate value.

Additional Commentary

As we look to build on the positive second quarter momentum, we are focused on data-driven decision-making and planning processes in order to allocate capital to our inventory buy, which we expect will drive further improvement in sales growth, profits, and inventory turns. We will also increasingly look to our vendor-partners for guidance on assortment, allocation, and pricing, so we can grow our businesses together profitably.  We will focus on our stores as a distribution network, and let our brands sell their products in a way where both retailer and vendor make acceptable margins.

“I have had the chance to meet many Sears Canada associates,” continued Mr. Stranzl, “and I am impressed with their enthusiasm, energy, and commitment to return Sears Canada to its leadership position. We have millions of loyal customers in cities and towns across Canada that count on us as a destination for quality products, and as a vital partner in their community through job creation and community support. We directly employ nearly 20,000 people, and when including our vendors and other business partners, our business supports many more jobs. Our employees, our customers, and our vendor and real estate partners all form a community of interest around our Company and its related economic activity. Together, I am confident we are making the changes necessary to build a solid and sustainable Sears Canada.”

“Our leadership team is executing effectively. In particular, I would like to acknowledge our lead merchants for the improvement in same store sales in our core retail stores, which stems from their success in flowing quality inventory into the stores after two years during which the Company focused to a large degree on clearing aged inventory from the backrooms. I would also like to acknowledge our senior marketing executives for beginning to add more discipline to our marketing efforts so we can focus both on serving our existing customers while also attracting adjacent consumer segments to grow our business.  Lastly, it’s important to note that we continue to add talent to the leadership team, most recently in marketing and merchandise financial planning, both of which are areas where more rigorous processes will be critical to our success.”

President and CEO Search Update

The Company continues its efforts on the CEO search, and is impressed with the quality of candidates that have expressed an interest. We are focused on finding the right talent to lead and manage Sears Canada, and believe that the strength of our current management bench enables us to execute on our business objectives and take the time needed to make the right decisions about our leadership. “As Executive Chairman, I will continue to provide guidance and leadership and work with the management team to execute on our business plans and business initiatives,” added Mr. Stranzl.

Consolidated Review

Revenue was $768.8 million in Q2 2015, a decrease of 9.1%, as compared to Q2 2014. The decrease was primarily attributable to sales declines in home décor, Craftsman®, Air & Water Products (“CAWP”), electronics, ranges, microwaves, men’s wear, women’s apparel and footwear, partially offset by increased sales in laundry. Included in the total revenue decrease in Q2 2015 described above, was a decrease in catalogue sales in our Direct channel of $12.9 million compared to Q2 2014, due to a shift in timing of the distribution of our catalogues and a decrease in the number of pages. Also included in the total revenue decrease in Q2 2015 was the effect of store closures subsequent to the end of Q2 2014, which negatively impacted revenue in Q2 2015 by $23.9 million. Also included in the total revenue decrease in Q2 2015 was a decrease in Services and other revenue of $9.6 million compared to Q2 2014, primarily related to a decline in logistics services to commercial customers provided through the Company’s wholly-owned subsidiary

S.L.H. Transport Inc. (“SLH”), reduced shipping fees on sales to customers through our Direct channel and the loss of rental revenue from the sale of shopping centre joint arrangements in Fiscal 2014.

Total same store sales for Q2 2015 decreased by 3.9% compared to Q2 2014. Same store sales in our full-line and Sears Home stores combined (“Core Retail” stores) decreased by 1.0% in Q2 2015 compared to Q2 2014.

Cost management resulted in selling, administrative and other expenses decreasing by $46.8 million in Q2 2015, as compared to Q2 2014. This decrease included the impact of non-recurring items included in selling, administrative and other expenses in both periods.

The Company’s gross margin rate was 32.8% in Q2 2015, as compared to 33.3% in Q2 2014. The decrease was primarily due to the weakening Canadian dollar resulting in reduced margins in home décor, CAWP, major appliances and women’s apparel, partially offset by increased margins in children’s wear and men’s wear. Excluding the negative impact of the weakening Canadian dollar in Q2 2015, the gross margin rate would have improved by 240 bps to 35.7% in Q2 2015 compared to 33.3% in Q2 2014. The Company has an active program in place to respond to the effects of the weaker Canadian dollar. This program should help recover a reasonable portion of the current negative impact and mitigate similar risks in the future, and will flow through the financial results during the balance of 2015 and into 2016.

Adjusted EBITDA in Q2 2015 was $27.1 million, as compared to $16.1 million in Q2 2014, a decline of $11.0 million. Adjusted EBITDA in Q2 2015 was negatively impacted by $24.5 million due to the weakening Canadian dollar, $2.9 million in restructuring costs and the loss of $0.7 million in rental income from the sale of shopping centre joint arrangements, partially offset by an increase of $2.1 million related to the closure of underperforming stores subsequent to the end of Q2 2014. Excluding the impact of these items, Adjusted EBITDA in Q2 2015 improved by $15.0 million compared to in Q2 2014.

Basic and diluted net earnings per common share was $0.13 in Q2 2015, as compared to a basic and diluted net loss per common share of $0.21 in Q2 2014.

The Company’s balance sheet continues to be strong with total cash and cash equivalents of $208.7 million and no cash drawings on the $300.0 million Amended Credit Facility as at August 1, 2015.

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”,

“scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the proposed real estate transactions in this release, which are subject to closing conditions, not closing on the agreed terms or at all; the Company’s inability to compete effectively in the highly competitive retail industry; weaker business performance in the fourth quarter; the ability of the Company to successfully implement its strategic initiatives; changes in consumer spending; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; the results achieved pursuant to the Company’s credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch); ability to secure an agreement for the management of the credit and financial services operations upon expiry of the current agreement, whether on terms and conditions which are comparable to those under our existing credit card marketing and servicing alliance with JPMorgan Chase or materially less favourable terms and conditions, or to secure any such agreement at all; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments, and complete dispositions and other transactions; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation; the impairment of intangible and other long lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10.0%; possible changes in the Company’s ownership by Edward S. Lampert, ESL Investments and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward looking information, may be found in this release as well as under Section 3(k) “Risk Factors” in the Company’s most recent AIF, Section 12 “Risks and Uncertainties” in the MD&A in the Company’s most recent annual report and under Section 9 “Risks and Uncertainties” in the MD&A in the Company’s most recent interim report and elsewhere in the Company’s filings with Canadian and U.S. securities regulators.

All of the forward looking statements included in this release are qualified by these cautionary statements and those made in the “Risk Factors” section of the Company’s most recent AIF, in the “Risks and Uncertainties” section of the Company’s most recent annual and interim MD&A and the Company’s other filings with Canadian and U.S. securities regulators. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully, and readers should not place undue reliance on forward looking statements made herein or in our other filings with Canadian and U.S. securities regulators. The forward looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

Sears Canada is a multi-channel retailer with a network that includes 166 corporate stores, 177 Hometown stores, over 1,200 catalogue and online merchandise pick-up locations, 84 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

Unaudited Condensed Consolidated Financial Statements and Management’s Discussion and Analysis
The Company’s unaudited interim condensed consolidated financial statements for the 26-week period ended August 1, 2015 and Management’s Discussion and Analysis thereon are available on the SEDAR website at www.sedar.com and on the U.S. Securities Exchange Commission (SEC) website at www.sec.gov.

Selected Consolidated Financial Information
The following tables set out summary unaudited consolidated financial information and supplemental information for the periods indicated, derived from the unaudited interim condensed consolidated financial statements for the 26-week period ended August 1, 2015. The summary unaudited consolidated financial information set out for these periods has been prepared on a basis consistent with our audited consolidated financial statements for the 52-week period ended January 31, 2015. The information presented herein does not contain disclosures required by IFRS and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the 26-week period ended August 1, 2015.

SEARS CANADA INC.
RECONCILIATION OF NET EARNINGS (LOSS) TO ADJUSTED EBITDA
For the 13 and 26-week periods ended August 1, 2015 and August 2, 2014

Unaudited

	Second Quarter		Year-to-Date
(in CAD millions, except per share amounts)	2015	2014	2015	2014
Net earnings (loss)	$13.5	$(21.3)	$(45.6)	$(96.5)
Transformation expense[1]	—	7.9	—	15.5
Gain on sale and leaseback transactions[2]	(67.2)	—	(67.2)	—
Gain on sale of interest in joint arrangements[3]	—	(20.5)	—	(20.5)
Goodwill impairment[4]	—	2.6	—	2.6
Other asset impairment[5]	—	15.7	—	15.7
Lease exit costs[6]	—	0.1	—	3.9
Gain on settlement of retirement benefits[7]	—	(11.4)	(5.1)	(10.6)
TBI costs[8]	6.4	—	6.4	—
SHS warranty and other costs[9]	—	—	—	6.6
Depreciation and amortization expense	13.6	21.8	26.1	45.4
Finance costs	2.1	1.7	6.0	4.2
Interest income	(0.3)	(0.7)	(0.5)	(1.4)
Income tax expense (recovery)	4.8	(12.0)	2.3	(39.1)
Adjusted EBITDA[10]	(27.1)	(16.1)	(77.6)	(74.2)
Basic net earnings (loss) per share	$0.13	$(0.21)	$(0.45)	$(0.95)

1	Transformation expense during 2014 relates primarily to severance costs incurred during the period.
2
Gain on sale and leaseback transactions represents the net gain related to selling and leasing back certain properties owned by the Company located in Burnaby, British Columbia, Chilliwack, British Columbia and Calgary, Alberta during Q2 2015.

3	Gain on sale of interest in joint arrangements represents the gain associated with selling the Company's interest in certain properties co-owned with Ivanhoé Cambridge during Q2 2014.
4	Goodwill impairment represents the charge for the write-off of goodwill related to the Corbeil cash generating unit during Q2 2014.
5	Other asset impairment represents the charge related to writing down the carrying value of the property, plant and equipment of certain cash generating units during Q2 2014.
6	Lease exit costs relate primarily to costs incurred to exit certain properties during 2014.
7	Gain on settlement of retirement benefits relates to the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during Q1 2015 and Q2 2014.
8	TBI costs represent the estimated costs to the Company related to TravelBrands Inc. (a licensee of the Company) filing for creditor protection during Q2 2015.
9
SHS warranty and other costs represent the estimated costs to the Company related to potential claims for work that had been performed, prior to SHS Services Management Inc. (a former licensee of the Company) announcing it was in receivership.

10
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

SEARS CANADA INC.
RECONCILIATION OF TOTAL MERCHANDISING REVENUE TO TOTAL SAME STORE SALES
For the 13 and 26-week periods ended August 1, 2015 and August 2, 2014

Unaudited

	Second Quarter		Year-to-Date
(in CAD millions)	2015	2014	2015	2014
Total merchandising revenue	$768.8	$844.4	$1,466.0	$1,614.4
Non-comparable sales	167.5	197.7	339.1	401.3
Total same store sales[1]	601.3	646.7	1,126.9	1,213.1
Percentage change in total same store sales	(3.9)%	(6.8)%	(4.1)%	(7.1)%
Percentage change in total same store sales by category
Apparel & Accessories	(8.3)%	(2.9)%	(9.0)%	(1.5)%
Home & Hardlines	(1.0)%	(9.3)%	(0.8)%	(10.7)%
Percentage change in Core Retail same store sales	(1.0)%	(7.7)%	(2.3)%	(7.8)%
Percentage change in Core Retail same store sales by category
Apparel & Accessories	(3.5)%	(3.7)%	(6.1)%	(2.4)%
Home & Hardlines	0.9%	(11.1)%	0.9%	(12.3)%

1
Total same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown, Outlet and Corbeil stores that were continuously open during both of the periods being compared. Core Retail same store sales represents merchandise sales generated through operations in the Company’s Full-line and Sears Home stores that were continuously open during both of the periods being compared. More specifically, the same store sales metrics compare the same calendar weeks for each period and represents the 13 and 26-week periods ended August 1, 2015 and August 2, 2014. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction. The same store sales metrics exclude the Direct channel.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)	As at August 1, 2015	As at January 31, 2015	As at August 2, 2014
ASSETS
Current assets
Cash and cash equivalents	$208.7	$259.0	$266.1
Accounts receivable, net	66.9	73.0	74.2
Income taxes recoverable	78.1	127.2	20.6
Inventories	709.1	641.4	732.0
Prepaid expenses	38.7	28.7	36.2
Derivative financial assets	12.6	7.2	3.8
Assets classified as held for sale	25.9	13.3	29.4
Total current assets	1,140.0	1,149.8	1,162.3

Non-current assets
Property, plant and equipment	491.1	567.6	725.3
Investment properties	17.0	19.3	19.3
Intangible assets	34.6	16.2	26.5
Deferred tax assets	3.1	0.7	132.5
Other long-term assets	15.9	20.5	50.4
Total assets	$1,701.7	$1,774.1	$2,116.3

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$386.3	$359.4	$423.5
Deferred revenue	163.6	171.2	166.9
Provisions	50.1	58.6	82.3
Income taxes payable	1.6	—	0.3
Other taxes payable	11.7	34.6	24.4
Derivative financial liabilities	0.1	—	—
Current portion of long-term obligations	3.9	4.0	4.3
Liabilities classified as held for sale	—	—	0.5
Total current liabilities	617.3	627.8	702.2

Non-current liabilities
Long-term obligations	22.2	24.1	25.9
Deferred revenue	75.5	76.8	78.7
Retirement benefit liability	387.0	407.4	267.5
Deferred tax liabilities	3.1	3.4	3.8
Other long-term liabilities	66.8	63.8	62.1
Total liabilities	1,171.9	1,203.3	1,140.2

SHAREHOLDERS’ EQUITY
Capital stock	14.9	14.9	14.9
Retained earnings	760.9	806.9	1,048.8
Accumulated other comprehensive loss	(246.0)	(251.0)	(87.6)
Total shareholders’ equity	529.8	570.8	976.1
Total liabilities and shareholders’ equity	$1,701.7	$1,774.1	$2,116.3

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the 13 and 26-week periods ended August 1, 2015 and August 2, 2014

Unaudited

	13-Week Period		26-Week Period
(in CAD millions, except per share amounts)	2015	2014	2015	2014

Revenue	$768.8	$845.8	$1,466.0	$1,617.5
Cost of goods and services sold	516.9	564.2	979.7	1,082.7
Selling, administrative and other expenses	299.0	345.8	596.4	698.7
Operating loss	(47.1)	(64.2)	(110.1)	(163.9)

Gain on sale and leaseback transactions	67.2	—	67.2	—
Gain on sale of interest in joint arrangements	—	20.5	—	20.5
Gain on settlement of retirement benefits	—	11.4	5.1	10.6
Finance costs	2.1	1.7	6.0	4.2
Interest income	0.3	0.7	0.5	1.4
Earnings (loss) before income taxes	18.3	(33.3)	(43.3)	(135.6)

Income tax (expense) recovery
Current	(8.1)	(2.5)	(5.9)	(4.7)
Deferred	3.3	14.5	3.6	43.8
	(4.8)	12.0	(2.3)	39.1
Net earnings (loss)	$13.5	$(21.3)	$(45.6)	$(96.5)

Basic net earnings (loss) per share	$0.13	$(0.21)	$(0.45)	$(0.95)
Diluted net earnings (loss) per share	$0.13	$(0.21)	$(0.45)	$(0.95)

Net earnings (loss)	$13.5	$(21.3)	$(45.6)	$(96.5)

Other comprehensive income (loss), net of taxes:

Items that may subsequently be reclassified to net earnings (loss):
Gain on foreign exchange derivatives	12.3	2.0	9.6	1.6
Reclassification to net earnings (loss) of gain on foreign exchange derivatives	(1.2)	(1.6)	(6.6)	(4.8)

Items that will not be subsequently reclassified to net earnings (loss):
Remeasurement gain on net defined retirement benefit liability	—	2.0	2.0	2.0

Total other comprehensive income (loss)	11.1	2.4	5.0	(1.2)
Total comprehensive income (loss)	$24.6	$(18.9)	$(40.6)	$(97.7)

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13 and 26-week periods ended August 1, 2015 and August 2, 2014
Unaudited

	13-Week Period		26-Week Period
(in CAD millions)	2015	2014	2015	2014
Cash flow used for operating activities
Net earnings (loss)	$13.5	$(21.3)	$(45.6)	$(96.5)
Adjustments for:
Depreciation and amortization expense	13.6	21.8	26.1	45.4
Share based compensation	(0.7)	—	(0.4)	—
Loss (gain) on disposal of property, plant and equipment	0.3	(0.1)	0.3	(0.5)
Impairment losses	—	18.3	—	18.3
Gain on sale and leaseback transactions	(67.2)	—	(67.2)	—
Gain on sale of interest in joint arrangements	—	(20.5)	—	(20.5)
Finance costs	2.1	1.7	6.0	4.2
Interest income	(0.3)	(0.7)	(0.5)	(1.4)
Retirement benefit plans expense	4.7	4.6	9.4	10.0
Gain on settlement of retirement benefits	—	(11.4)	(5.1)	(10.6)
Short-term disability expense	1.2	1.2	2.6	3.3
Income tax expense (recovery)	4.8	(12.0)	2.3	(39.1)
Interest received	0.2	0.2	0.4	0.7
Interest paid	(0.7)	(0.9)	(1.2)	(2.1)
Retirement benefit plans contributions	(12.0)	(16.0)	(25.4)	(18.2)
Income tax refunds (payments), net	46.9	(1.7)	46.1	(66.1)
Other income tax deposits	—	—	—	(10.3)
Changes in non-cash working capital balances	(31.8)	15.1	(108.1)	(70.9)
Changes in non-cash long-term assets and liabilities	(2.9)	(3.0)	(4.1)	1.2
	(28.3)	(24.7)	(164.4)	(253.1)
Cash flow generated from investing activities
Purchases of property, plant and equipment and intangible assets	(9.1)	(10.0)	(14.3)	(20.5)
Proceeds from sale of property, plant and equipment	0.1	0.2	0.2	0.8
Net proceeds from sale and leaseback transactions	130.0	—	130.0	—
Proceeds from sale of interest in joint arrangements	—	33.5	—	33.5
	121.0	23.7	115.9	13.8
Cash flow used for financing activities
Interest paid on finance lease obligations	(0.5)	(0.5)	(1.0)	(1.1)
Repayment of long-term obligations	(1.6)	(2.4)	(3.3)	(8.2)
Proceeds from long-term obligations	0.7	0.9	1.3	2.4
Transaction fees associated with amended credit facility	—	(1.0)	—	(1.0)
	(1.4)	(3.0)	(3.0)	(7.9)
Effect of exchange rate on cash and cash equivalents at end of period	1.9	(0.1)	1.2	(0.5)
Increase (decrease) in cash and cash equivalents	93.2	(4.1)	(50.3)	(247.7)
Cash and cash equivalents at beginning of period	$115.5	$270.2	$259.0	$513.8
Cash and cash equivalents at end of period	$208.7	$266.1	$208.7	$266.1